

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 17, 2024

Robert Hayes
Chief Executive Officer
Sharps Technology, Inc.
105 Maxess Road, Ste. 124
Melville, NY 11747

> **Re: Sharps Technology, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2024**
> **File No. 001-41355**

Dear Robert Hayes:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 5, 2024

Proposal 4, page 18

1. We note that you are seeking stockholder approval of the issuance of 20% or more of your outstanding common stock in connection with an acquisition. We further note your Form 8-K filed on June 5, 2024, that discloses your transfer of a $1 million escrow deposit for the exclusive right to purchase InjectEZ's assets from Nephron Pharmaceuticals. As it appears Proposal 4 is a solicitation of your shareholders for the purpose of issuing shares pursuant to an acquisition for which shareholders will not have a separate opportunity to vote, please revise to provide the information required by Items 11, 13 and 14 of Schedule 14A, as required by Note A of Schedule 14A. This includes the amount of securities to be issued, all audited and pro forma financial information required by Items 13 and 14 of Schedule 14A and all transaction-related information required by Item 14 of Schedule 14A. Additionally, please file the amended proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated. In revising the proxy statement, please clarify the form and amount of consideration to be paid for the acquisition, including the form of consideration held in escrow.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services


cc: Arthur Marcus, Esq.